UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated February 23, 2010.

SIGNATURE

Pursuant to the requirements of the0 Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Varda Sagiv
Varda Sagiv
CFO

Dated: February 23, 2010

BluePhoenix Solutions Reports Fourth Quarter Results

Q4 Revenues of $19.5 million, Non-GAAP EPS of $0.06

HERZLIYA, Israel — February 23, 2010— BluePhoenix Solutions (NASDAQ: BPHX - News), the leader in value-driven legacy modernization, today announced financial results for the fourth quarter. Revenues for the fourth quarter of 2009 were $19.5 million compared to $18.7 million in the previous quarter, and compared to $22.7 million in the fourth quarter of 2008.

Net income on a non-GAAP basis for the fourth quarter of 2009 was $1.3 million or $0.06 per diluted share, compared to $1.0 million or $0.05 per diluted share in the previous quarter, and compared to $1.4 million dollar or $0.07 per diluted share in the fourth quarter of 2008.

On a GAAP basis for the fourth quarter of 2009 the net loss was $3.5 million or ($0.15) per share, compared to net loss of $2.7 million or ($0.13) per share in the previous quarter, and compared to net loss of $14.7 million or ($0.69) per share for the fourth quarter of 2008.  The GAAP results for the reported period exclude the effects of any potential non-cash write-down to goodwill for which the annual impairment test is currently underway. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“In the fourth quarter both our revenue and Non-GAAP earnings per share improved from our third quarter results and came within our projected forecast. Despite the fact that 2009 was a very challenging year, we were able to remain profitable on a non-GAAP basis and generate positive cash flow from operations”, commented Yaron Tchwella, CEO of BluePhoenix. “Looking forward our focus will remain on improving our profitability.”

Non-GAAP Results (in thousands US$)	Q4/2009	Q3/2009	Q4/2008
Sales	19,539	18,688	22,652
Operating profit	1,733	1,498	2,476
Net Income	1,293	1,012	1,429
Earnings per share, diluted	$0.06	$0.05	$0.07

GAAP Results (in thousands US$) (Q4/09 excluding any potential write-down of goodwill)	Q4/2009	Q3/2009	Q4/2008*
Sales	19,539	18,688	22,652
Operating profit (loss)	(4,952)	(1,761)	(14,166)
Net Income (loss)	(3,470)	(2,679)	(14,704)
Earnings per share, diluted	$(0.15)	$(0.13)	$(0.69)

* Including $13,328 goodwill impairment in Q4/2008

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP gross profit, non-GAAP operating income, non-GAAP net income and non-GAAP diluted earnings per share. These non-GAAP measures exclude the following items:
•	Amortization of purchased intangible assets;
•	Stock-based compensation
•	One time expenses related to cost saving plan and one time charges
•	Goodwill impairment
•	Revaluation of warrants and issuance costs
•	Results from discontinued operation

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance and its competitors' operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP."

Conference Call

A conference call discussing BluePhoenix’ results for the fourth quarter of 2009, will take place today, February 23, 2010, at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by calling 877-941-4154 or international +1-480-629-9751 at 8:25 a.m. This call is being webcast live and can be accessed through the BluePhoenix website (http://www.bphx.com). Recording of the call will also be available at the BluePhoenix website.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota, and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the failure of the Company to successfully integrate acquired assets or entities under M&A transactions pursued by the Company into the Company’s business as anticipated; the failure to achieve the anticipated synergies from such acquisitions; the incurrence of unexpected liabilities relating to the mergers and acquisitions pursued by the Company from time to time; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Varda Sagiv
BluePhoenix Solutions
+972-9-9526110
vsagiv@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Year
	December 31,		December 31,
	2009*	2008	2009*	2008**
	Unaudited		Unaudited

Revenues	$19,539	$22,652	$77,778	$91,745

Cost of revenues	13,036	12,035	44,885	46,032
Gross profit	6,503	10,617	32,893	45,713

Research and development costs, net	2,712	4,278	11,420	18,378

Selling, general and administrative expenses	8,743	7,177	30,406	32,359

Goodwill impairment	-	13,328	-	13,328
Total operating expenses	11,455	24,783	41,826	64,065

Operating loss	(4,952)	(14,166)	(8,933)	(18,352)

Financial income (expenses), net	1,218	(1,199)	(779)	(2,237)

Other income	-	125	-	398
Loss before taxes	(3,734)	(15,240)	(9,712)	(20,191)

Taxes on income (benefit)	(128)	-	(117)	(330)
	(3,606)	(15,240)	(9,595)	(19,861)

Share in loss in affiliated company	10	49	10	49
Net loss from continued operation	(3,616)	(15,289)	(9,605)	(19,910)

Net profit (loss) from discontinued operation	-	509	-	(8,512)
Net loss	(3,616)	(14,780)	(9,605)	(28,422)

Net results attributable to noncontrolling interests	146	76	(295)	(179)
Net loss attributable to BluePhoenix	$(3,470)	$(14,704)	$(9,900)	$(28,601)

Net loss per share:
Basic	$(0.15)	$(0.69)	$(0.46)	$(1.35)
Diluted	$(0.15)	$(0.69)	$(0.46)	$(1.35)

Shares used in per share calculation:
Basic	23,041	21,230	21,500	21,196
Diluted	23,041	21,230	21,500	21,196

*	Excludes any potential write-off of goodwill.
**	Derived from audited financial statements.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2009*	2008	2009*	2008
	Unaudited		Unaudited

GAAP Gross Profit	$6,503	$10,617	$32,893	$45,713

Amortization of intangible assets	1,837	2,637	7,908	9,110
Expenses related to cost saving plan and one time charges	2,342	-	2,544	-
Non-GAAP gross profit	$10,682	$13,254	$43,345	$54,823

GAAP operating loss	$(4,952)	$(14,166)	$(8,933)	$(18,352)

Amortization of intangible assets	1,837	2,637	7,908	9,110
Expenses related to cost saving plan and one time charges	4,421	-	6,167	2,339
Stock-based compensations	427	677	2,031	2,824
Goodwill impairment	-	13,328	-	13,328
Non-GAAP operating income	$1,733	$2,476	$7,173	$9,249

GAAP Net loss attributable to BluePhoenix	$(3,470)	$(14,704)	$(9,900)	$(28,601)

Amortization of intangible assets	1,837	2,637	7,908	9,110
Expenses related to cost saving plan and one time charges	4,421	-	6,167	2,339
Stock-based compensations	427	677	2,031	2,824
Goodwill impairment	-	13,328	-	13,328
Revaluation of warrants and issuance costs	(1,922)	-	(1,337)	-
Net loss (profit) from discontinued operation	-	(509)	-	8,512
Non-GAAP Net income	$1,293	$1,429	$4,869	$7,512

Shares used in diluted earnings per share calculation	23,256	21,230	21,619	21,919

Non - GAAP Diluted Earnings per share	$0.06	$0.07	$0.23	$0.34

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2009*	2008**
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$22,328	$30,308
Marketable securities	129	423
Trade accounts receivable	25,578	28,232
Other current assets	2,873	3,217
Total Current Assets	50,908	62,180

Non-Current Assets:

Investment in affiliated company	147	157
Property and equipment, net	1,890	2,493
Goodwill	57,660	52,006
Intangible assets and other, net	17,619	23,151
Total Non-Current Assets	77,316	77,807
TOTAL ASSETS	$128,224	$139,987

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$2,490	$1,021
Trade accounts payable	6,093	5,133
Deferred revenues	4,424	5,541
Other current liabilities	10,263	18,125
Total Current Liabilities	23,270	29,820

Non-Current Liabilities

Accrued severance pay, net	1,309	1,797
Loans from banks	12,887	15,048
Derivative liabilities - Warrants	2,414	-
Total Non-Current Liabilities	16,610	16,845

Total Equity	88,344	93,322
TOTAL LIABILITIES AND EQUITY	$128,224	$139,987

*	Excludes any potential write-off of goodwill.
**	Derived from audited financial statements.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2009*	2008	2009*	2008**
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,616)	$(14,780)	$(9,605)	$(28,422)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss (profit) from discontinued operation	-	(509)	-	8,512
Shares in earnings in affiliated companies	10	49	10	49
Depreciation and amortization	2,074	2,879	8,894	10,107
Goodwill impairment	-	13,328	-	13,328
Increase (decrease) in accrued severance pay, net	(217)	278	(572)	248
Loss on sale of property and equipment	-	10	-	10
Stock–based and non cash compensation	427	677	2,031	2,825
Revaluation of warrants	(2,099)	-	(1,514)	-
Deferred income taxes, net	(80)	(127)	(493)	(894)
Realized loss from available for sale Marketable securities	78	29	78	-
Change in operating assets and liabilities:
Decrease (increase) in trade receivables	896	(1,652)	3,017	(4,702)
Decrease (increase) in other current assets	686	114	568	(407)
Increase in trade payables	1,103	39	981	992
Decrease in other current liabilities and deferred revenues	420	(1,286)	(2,429)	(744)
Net cash provided by (used in) operating activities	(318)	(951)	966	902

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(300)	(193)	(589)	(1,200)
Proceeds from sale of property and equipment	-	5	-	6
Proceeds from marketable securities	192	-	192	-
Additional consideration of previously acquired subsidiaries and purchase of activity	(310)	(1,844)	(8,908)	(7,869)
Investment in newly-consolidated subsidiaries and purchase of new-activity	(2,547)	0	(2,547)	(2,269)
Net cash used in investing activities	(2,965)	(2,032)	(11,852)	(11,332)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loans	(26)	-	(26)	-
Repayment of long-term loans	(2,282)	-	(3,057)	-
Receipt of long-term loans	-	69	2,000	16,069
Purchase of treasury shares	-	(1,018)	(83)	(1,609)
Issuance of shares	4,101	-	4,066	-
Exercise of employee share options and warrants	6	-	6	2,007
Net cash provided by (used in) financing activities	1,799	(949)	2,906	16,467

Cash Flows Provided By Discontinued Operation	-	1,700	-	1,700
NET CASH INCREASE (DECREASE) FROM CONTINUED OPERATION	(1,484)	(2,232)	(7,980)	7,737
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,812	32,540	30,308	22,571
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$22,328	$30,308	$22,328	$30,308

*	Excludes any potential write-off of goodwill.
**	Derived from audited financial statements.